UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2014

Commission File Number 001-14552

Top Image Systems Ltd.
(Translation of registrant’s name into English)

2 Ben Gurion Street, Ramat Gan, Israel 52573
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

This Form 6-K including all attachments is being incorporated by reference into the Registration Statement on Form S-8 (file no. 333-125064) and the Registration Statements on Form F-3 (file no. 333-119885 ,333-175546 and 333-193350).

CONTENTS

Attached hereto is a copy of the Registrant’s press release issued on July 16, 2014, reporting the completing the acquisition of Cloud Software and Solutions Company eGistics.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Top Image Systems Ltd.
Date: July 16, 2014
	By:	/s/ Izhak Nakar
Izhak Nakar
Active Executive Chairman

Top Image Systems Completes Acquisition of Cloud
Software and Solutions Company eGistics

Acquisition to deliver on numerous TIS strategic growth initiatives and provide meaningful financial benefits

Tel Aviv, Israel/New York, N.Y., 16 July, 2014 -  Top Image Systems, Ltd. (NASDAQ:TISA),  a leading Enterprise Content Management (ECM) and Business Process Management (BPM) solutions and Mobile Imaging Platform (MIP) provider, today announced that it has completed its acquisition of eGistics, Inc. in a transaction valued at $18 million.  TIS paid the purchase price 50% in cash and 50% in TIS shares.

“We are pleased to announce that we have closed on this transaction, and we are excited about the opportunity to cross-sell and integrate our complementary product portfolios to grow market share, increase revenues and strengthen our market presence,” said Izhak Nakar, Founder and Active Chairman of Top Image Systems. “Our combined offering provides cutting-edge technologies that will enable more advanced next generation solutions for document and data management and content-driven business process automation.  In particular, we will be better able to offer solutions leveraging the secure, on-demand cloud-based eGistics’ CloudDocs framework, which offers physical and cyber security, utilizing multiple encryption technologies and best-in-class intrusion detection.   Combining TIS’ industry-leading  enterprise capture and workflow solutions, mobile image processing platform and broad global install base with eGistics’ innovative cloud-based platform and world-class clients in the U.S. financial sector make this a very valuable and positive transaction from strategic, geographic and technological as well as from financial perspectives.”

Don Dixon, Managing Director and Co-Founder of Trident Capital, the largest shareholder of eGistics, has joined the TIS Board of Directors.

Canaccord Genuity acted as exclusive financial advisor to Top Image Systems in connection with the transaction and Needham & Company acted as financial advisor to eGistics.  Schwell Wimpfheimer & Associates LLP and Choate Hall & Stewart LLP acted as legal advisors to Top Image Systems and Wilson Sonsini Goodrich & Rosati acted as legal advisor to eGistics.

About eGistics, Inc.

eGistics is a leading provider of private cloud solutions that streamline payments business processes. The eGistics private cloud solution automates the capture, management and delivery of documents and data in a highly secure, highly scalable and compliant environment. Today, the eGistics private cloud solution supports paper and electronic transaction processes for many of the largest financial institutions and third-party processors in the U.S. To learn more, visit www.egisticsinc.com.

About Top Image Systems

Top Image Systems™ (TIS™) Ltd. is a leading innovator of enterprise solutions for managing and validating content entering organizations from various sources. Whether originating from mobile, electronic, paper or other sources, TIS’ solutions deliver content across enterprise applications. TIS’ eFLOW Platform is a common platform for the company's solutions which is marketed in more than 40 countries through a multi-tier network of distributors, system integrators, value-added resellers and strategic partners. Visit the company's website at http://www.TopImageSystems.com for more information.

Caution Concerning Forward-Looking Statements

Certain matters discussed in this news release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results to be materially different from any future results expressed or implied in those forward looking statements. Words such as "will," "expects,", "anticipates," "estimates," and words and terms of similar substance in connection with any discussion of future operating or financial performance identify forward-looking statements. These statements are based on management's current expectations or beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially including, but not limited to, the ability to retain the customers, employees and business relationships of eGistics after the closing, risks in product development, approval and introduction plans and schedules, rapid technological change, customer acceptance of new products, the impact of competitive products and pricing, the lengthy sales cycle, proprietary rights of TIS and its competitors, risk of operations in Israel, government regulation, litigation, general economic conditions and other risk factors detailed in the Company's most recent annual report on Form 20-F and subsequent filings with the United States Securities and Exchange Commission. We are under no obligation to, and expressly disclaim any obligation to, update or alter our forward-looking statements, whether as a result of new information, future events or otherwise.

# # #

TIS Company Press Contact:

Randy Davis
eGistics, Inc.
rdavis@egisticsinc.com
+1 214 256 4635

TIS Company Press Contact:

Shelli Zargary
Director of Corporate Marketing and Investor Relations, Top Image Systems Ltd.
shelli.zargary@topimagesystems.com
+972 3 767 9114

TIS Investors:

James Carbonara
Regional Vice President, Hayden IR
james@haydenir.com
+ 1 646 755 7412